SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: October 12, 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No  ☒

FOR IMMEDIATE RELEASE

SBS BROADCASTING ANNOUNCES
CLOSING DATE FOR ACQUISITION
BY PERMIRA AND KKR

Luxembourg – October 11, 2005 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that the proposed acquisition of substantially of all of the assets of SBS by PKS Media S.à.r.l, a company controlled by funds advised by two leading private equity firms, Permira and KKR, has been scheduled by the parties to close on October 18, 2005.  PKS Media S.à.r.l, acting directly and through its subsidiaries, will acquire the company’s business, assume the SBS name and continue the business and operations of the company.

Following the closing, SBS Broadcasting S.A. will be renamed “TVSL, société anonyme” and enter into a liquidation process under Luxembourg law in order to distribute the proceeds of the asset sale and certain other amounts to SBS shareholders and holders of SBS stock options.  SBS expects that the liquidation distribution will be approximately €46 per share and will occur in the first half of November.  The final amount to be distributed will depend on exchange rates and the amount of currency hedging proceeds received by SBS at closing and the other factors described in the Shareholders’ Circular distributed to shareholder on September 1, 2005.

The record date for the liquidation distribution will be the closing date, October 18, 2005, and each SBS shareholder of record as of the record date will be entitled to receive payment of the liquidation distribution.  In order for all trades in SBS shares to settle on or prior to the record date, as of the close of trading on October 13, 2005, three business days prior to closing, trading in SBS’s shares on Euronext Amsterdam will be suspended and SBS’s shares will be delisted from the Nasdaq National Market.  Trading in SBS’s shares will remain suspended on Euronext Amsterdam until the delisting of SBS’s shares on that exchange, which is expected to occur after closing.

SBS will offer each shareholder of record on the record date an option to elect to receive the U.S. dollar equivalent in cash of the euro amount such shareholder is entitled to receive in the liquidation distribution.  This euro amount will be converted into U.S. dollars at a market-related rate obtained by SBS at the time of conversion (net of expenses of the conversion of euros into U.S. dollars).  SBS will announce the date of the liquidation distribution on or shortly after closing.  Holders of options are expected to receive their option cancellation payments on the same date as the liquidation distribution.

Forward-Looking Statements

The statements in this press release regarding the expected closing date, record date and date of delisting, as well as the timing for the liquidation distribution, are forward-looking.  These dates could change, and the timing for the liquidation distribution may change.  If any of these dates change, then SBS will make an announcement.  For information regarding factors that could affect the closing of the transaction, the distribution to shareholders and payments to option holders, please see the Shareholders’ Circular, which is available on SBS’s website at www.sbsbroadcasting.com.

About SBS Broadcasting S.A.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

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Contacts

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Michael Smargiassi/Jon Lesko	Jeff Pryor
Brainerd Communicators	Pryor & Associates
Tel: +1 212 986 6667	Tel: +1 818 338 3555
Mobile: +1 818 730-0770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 12, 2005

SBS BROADCASTING S.A.

		By:	/s/ Erik T. Moe
		Name:	Erik T. Moe
		Title:	General Counsel and Company Secretary